BB 3/10

05037499

[redacted] JNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

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. AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Classic Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ATP Tour Blvd., Suite 150
(No. and Street)

Ponte Vedra Beach (City) FL (State) 32082 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter R. Lee 904-285-6443
(Area Code – Telephone Number)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH., D.C. 176

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Griggs Group
(Name – *if individual, state last, first, middle name*)

238 Ponte Vedra Park Dr. Suite 201 Ponte Vedra Beach FL 32082
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

SO 3/16/05

OATH OR AFFIRMATION

I, Peter R. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Classic Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN GRAHAM MY COMMISSION EXPIRES January 18, 2008 #DD 267302 Bonded thru Notary Public Underwriters NOTARY PUBLIC, STATE OF FLORIDA

Signature

President

Title

Kristin Graham

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN CLASSIC SECURITIES, INC.

Financial Statements
For the Years Ended December 31, 2004 and 2003
and
Report of Independent Certified Public Accountants
Pursuant to Rule 17a-5 of the Securities
and
Exchange Commission

* * * * * * * * * * * *

AMERICAN CLASSIC SECURITIES, INC.

TABLE OF CONTENTS

The Griggs CPAs

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
American Classic Securities, Inc.

We have audited the accompanying balance sheet of American Classic Securities, Inc. (the "Company") as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2003 and for the year then ended were audited by other auditors whose report, dated February 9, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Classic Securities, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental schedules required by rule 17a-5 under the Securities Exchange Act of 1934.

238 Ponte Vedra Park Drive, Suite 201 - Ponte Vedra Beach, FL 32082 - T:904-280-2053 - F:904-280-2055 - TheGriggsGroup.com

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Griggs Group, CPAs

Ponte Vedra Beach, Florida
January 21, 2005

238 Ponte Vedra Park Drive, Suite 201 - Ponte Vedra Beach, FL 32082 - T:904-280-2053 - F:904-280-2055 - TheGriggsGroup.com

AMERICAN CLASSIC SECURITIES, INC.

BALANCE SHEETS

ASSETS

	December 31, 2004	December 31, 2003
Current assets:		
Cash and cash equivalents	$ 55,505	$ 51,394
Commissions receivable	43,833	43,951
Prepaid expenses	13,519	16,319
Total current assets	**112,857**	**111,664**
Deferred tax asset	**6,281**	---
Total assets	**$ 119,138**	**$ 111,664**

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2004	December 31, 2003
Liabilities:		
Current liabilities		
Commissions payable	$ 23,736	$ 23,628
Due to parent	-	20,000
Accounts payable	2,224	1,400
Total current liabilities	**25,960**	**45,028**
Contingencies (Note 4)		
Stockholders' equity:		
Common stock - $1 par value, 1,000 shares authorized; 100 shares issued and outstanding	100	100
Paid-in capital	88,400	88,400
Retained earnings (accumulated deficit)	4,678	(21,864)
Total stockholders' equity	**93,178**	**66,636**
Total liabilities and stockholders' equity	**$ 119,138**	**$ 111,664**

The accompanying notes are an integral part of these financial statements.

AMERICAN CLASSIC SECURITIES, INC.

STATEMENTS OF OPERATIONS

	December 31, 2004	December 31, 2003
Revenues:		
Commissions	$ 458,504	$ 442,822
Interest and other income	964	1,013
Total revenue	**459,468**	**443,835**
Operating expenses:		
Commissions	237,114	238,175
Management fee	120,756	133,985
Administrative and operating	39,732	39,104
Registration fees	16,925	13,386
Legal and arbitration fees	21,992	118,679
Surety bonding	1,441	1,964
Licenses and permits	1,247	1,830
Total operating expenses	**439,207**	**547,123**
Income (loss) before income taxes	20,261	(103,288)
Income tax (benefit) expense		
Deferred	(6,281)	13,495
	(6,281)	13,495
Net income (loss)	**$ 26,542**	**$ (116,783)**

The accompanying notes are an integral part of these financial statements.

AMERICAN CLASSIC SECURITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Paid -In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' (Deficit) Equity
Balance at December 31, 2002	**$ 100**	**$ 88,400**	**$ 94,919**	**$ 183,419**
Net loss	---	---	(116,783)	(116,783)
Balance at December 31, 2003	**100**	**88,400**	**(21,864)**	**66,636**
Net income	---	---	26,542	26,542
Balance at December 31, 2004	**$ 100**	**$ 88,400**	**$ 4,678**	**$ 93,178**

The accompanying notes are an integral part of these financial statements.

AMERICAN CLASSIC SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	December 31, 2004	December 31, 2003
Cash flows from operating activities:		
Net income (loss)	$ 26,542	$ (116,783)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred taxes	(6,281)	13,495
Changes in operating assets and liabilities:		
Commissions receivable	118	(2,584)
Prepaid expenses	2,800	(5,729)
Commissions payable	108	(3,584)
Due to parent	(20,000)	20,000
Accounts payable	824	1,400
Net cash provided by (used in) operating activities	**4,111**	**(93,785)**
Net increase (decrease) in cash and cash equivalents	**4,111**	**(93,785)**
Cash and cash equivalents - beginning	**51,394**	**145,179**
Cash and cash equivalents - ending	**$ 55,505**	**$ 51,394**

The accompanying notes are an integral part of these financial statements.

1. **Significant Accounting Policies:**

Organization

American Classic Securities, Inc. (the "Company"), a wholly owned subsidiary of Agent Investors Holding Company, Inc. ("AIHC"), is registered in all 50 states as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The Company has approximately 43 affiliated agents dispersed throughout the U.S. who market mutual funds and variable contracts from a variety of distributors and receive a commission from the Company based on sales. The Company receives commissions from the mutual fund and variable contract distributors.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Income Recognition

Commission income is recorded as earned on a trade-date basis.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 *Accounting for Income Taxes* ("SFAS No. 109"). Under SFAS 109, deferred income taxes are determined based on the difference between financial statement and tax bases of assets and liabilities as measured by the enacted tax rates in effect when these differences reverse. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future taxable income. The Company is included in the consolidated federal and state income tax returns filed for Agent Investors Holding Company, Inc. With regards to separate financial statements of a subsidiary, SFAS 109 provides for the allocation of consolidated current and deferred taxes to members of the consolidated group as if it were a separate taxpayer. The Company accounts for income taxes as if it were a separate taxpayer, taking into account the utilization of the Company's tax attributes in the consolidated group. Under the Company's tax sharing agreement, the Company is reimbursed by other members of the group when its tax attributes are used.

1. Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in 2003 have been reclassified to conform to the 2004 presentation.

2. Related Party Transactions:

The Company and AIHC have entered into an administrative agreement, whereby AIHC agrees to provide funding, facilities, office equipment and various other administrative services to the Company. AIHC charged the Company management fees of $120,756 and $133,985 for 2004 and 2003, respectively.

3. Income Taxes:

Operations of the Company resulted in income tax (benefit) provision of the following amounts:

	December 31,	
	2004	2003
Deferred Taxes:		
Federal	$ (5,401)	$ 11,583
State	(880)	1,912
	$ (6,281)	**$ 13,495**

Deferred tax assets at December 31, 2004 and 2003 are comprised of the following:

	December 31,	
	2004	2003
Gross deferred tax asset:		
Net operating losses	$ 35,960	$ 41,953
Valuation allowances for deferred tax assets	(29,679)	(41,953)
Net deferred tax asset	**$ 6,281**	$ ---

3. Income Taxes (Continued):

As of December 31, 2004, the Company had remaining net operating losses of approximately $124,000 expiring beginning in 2021. For 2004, management has determined that it is not more likely than not that the entire deferred tax asset will be realized. Accordingly the Company has established a partial valuation allowance against this deferred tax asset.

4. Contingencies:

In the normal course of its business operations, the Company is involved in routine litigation from time to time, which arise in the normal course of business. In management's opinion, based upon the advice of outside legal counsel, litigation and claims will not have a material adverse effect on the Company's financial position or results of operations.

5. Financial Instruments:

Receivables of the Company are reported in the balance sheet at the lower of estimated realizable value or the contract amount and are due when the related transactions are executed.

6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The ("SEC") is empowered to restrict the Company's business activities should its net capital ratio exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and a net capital requirement of $73,378 and $5,000, respectively, and the Company's net capital ratio was .35 to 1. At December 31, 2003, the Company had net capital and a net capital requirement of $50,317 and $5,000, respectively, and the Company's net capital ratio was .89 to 1. Accordingly, at December 31, 2004 and 2003, the Company was in compliance with the net capital requirement.

AMERICAN CLASSIC SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

Net capital:		
Total stockholder's equity per financial statements		$ 93,178
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		**93,178**
Add allowable subordinated liabilities		-
Add other allowable credits		-
Total capital and allowable subordinated liabilities		**93,178**
Less non allowable assets		
Prepaid expenses	(13,519)	
Deferred tax asset	(6,281)	(19,800)
Net capital		**$ 73,378**
Aggregate indebtness ("AI")		
Total liabilities per financial statements		**$ 25,960**
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 68,378
Net capital less 10% of AI		$ 70,782
Ratio: Aggregate indebtness to net capital		0.35 to 1

Reconciliation pursuant to paragraph (d) (4) of Rule 17a-5

Difference between this computation of net capital and the corresponding computation prepared by American Classic Securities, Inc. and included in the Company's quarterly unaudited Part IIA FOCUS Report consisted of the following:

Net capital per the Company's monthly Part IIA FOCUS Report	$ 73,871
Adjustment to accrue commission revenue	3,539
Adjustment to accrue commission expense	(1,808)
Adjustment to expense consulting fees	(2,224)
Net capital per this computation	**$ 73,378**

SCHEDULE OF EXEMPTION FROM RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

American Classic Securities, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, American Classic Securities, Inc. has not presented supplemental schedules to its financial statements of 1) Computation for Determination of Reserve Requirements Under Rule 15c3-3 and 2) Information Relating to Possession or Control Requirements Under Rule 15c3-3 due to the exempt provisions under Section (K)(2)(i) of Rule 15c3-3.

The Griggs Group CPAs

Eric Griggs, CPA
Scott Heller, CPA
Peter Reynolds, CPA
Michael Schnell, CPA

To the Board of Directors
American Classic Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Classic Securities, Inc. (the "Company") for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Griggs Group, CPAs

Ponte Vedra Beach, FL
January 21, 2005